CHINA INTELLIGENT LIGHTING AND ELECTRONICS, INC. ANNOUNCES RESULTS FOR THE THIRD QUARTER OF FISCAL YEAR 2010

Third quarter total revenue increased by 36.46% year-over-year;
Third quarter net income increased by 19.90% year-over-year

HUIZHOU, CHINA — November 8, 2010 — China Intelligent Lighting and Electronics, Inc. (“China Intelligent” or “the Company”) (NYSE Amex: CIL), a leading provider of lighting solutions that engages in the design, manufacture, sales and marketing of high-quality LED and other lighting products, today announced its unaudited financial results for the third quarter ended September 30, 2010.

Third Quarter 2010 Financial Highlights
•	Total revenue increased year-over-year by $5.41 million, or 36.46%, to $20.25 million.
•	Gross profit was $4.68 million, or 23.1% of revenues, compared to $3.39 million, or 22.82% of revenues, for the comparable period in 2009.
•	Net income was $2.35 million in the third quarter 2010, an increase of $0.39 million, or 19.90%, compared to a net income of $1.96 million for the third quarter of 2009.
•
Diluted net earnings per share were $0.17, based on 13,483,029 weighted-average shares outstanding, compared to diluted earnings per share of $0.28, based on 7,097,748 weighted-average shares outstanding, in the third quarter of 2009.

Ms. Li Xuemei, Chairman and Chief Executive Officer of China Intelligent, said, “Our third quarter results demonstrate progress on our strategy to expand the reach of our OEM and branded lighting product lines. We signed relationships with 10 new distributors during the quarter, and saw our marketing efforts, which leverage our status as a public, NYSE Amex-listed company, result in a steady increase in demand for our Hyundai and CINLE branded products. Our household lighting products also showed strength in the quarter, and we increased the volume and broadened the domestic geographic reach of household lighting product sales. Bolstered by the proceeds from our June 2010 public offering, we have increased our research and development investments, primarily focused on LED technology as it relates to industrial design. Through these investments, we intend to steadily expand our portfolio of lighting products. We are also making strides in our efforts to enhance our production capabilities, increasing the efficiency of production while also implementing procedures that assure product quality. As the lighting industry in China continues its rapid pace of growth, we expect to continue to benefit from increasing urbanization and demand for energy-efficient products.”

Third Quarter 2010 Unaudited Financial Results

Revenue
Total revenue for the third quarter 2010 increased year-over-year by $5.41 million, or 36.46%, to $20.25 million. The increase in revenue is mainly attributable to the increase in sales of household lighting products, which resulted from the expansion of our market and sales volume. Additional material revenue growth drivers are the growth of the lighting industry, greater recognition of the Company’s branded products due to its recent NYSE Amex listing and its lighting tradeshow held in Guangzhou, China, as well as the expansion of our manufacturing capacity and sales channels. 67% of the third quarter 2010 revenue was from OEM customers, versus 64% in the same period last year. 33% of third quarter 2010 revenue was from the Company’s Hyundai and CINLE branded products, versus 36% in the same period last year.

Cost of Goods Sold and Gross Margin
Cost of goods sold in the third quarter of 2010 increased year-over-year by $4.12 million, or 35.98%, to $15.57 million, primarily due to the increased sales. Gross profit for the three months ended September 30, 2010 was $4.68 million, compared to $3.39 million for the comparable period in 2009. Gross margin for the third quarter of 2010 was 23.1%, compared to 22.82% in the third quarter of 2009.

Operating Expenses
Research and development (“R&D”) expenses for the third quarter 2010 increased year-over-year by $0.30 million, or 115.38%, to $0.56 million, primarily due to its intensified research and development efforts, particularly in LED technology research, which the Company believes will enable it to expand its product line. As a percentage of total revenues, third quarter of 2010 R&D expenses increased to 2.8% from 1.8% in the third quarter 2009 for the aforementioned reason.

Selling expenses for the third quarter 2010 increased year-over-year by $0.20 million, or 27.03%, to $0.94 million, primarily as a result of an increase in wages and freighting expenses related to the increase in sales. As a percentage of revenues, third quarter of 2010 selling expenses decreased to 4.6% from 5.0% in the third quarter 2009.

General and administrative (“G&A”) expenses for the third quarter 2010 increased year-over-year by $0.31 million, or 206.67%, to $0.46 million. The increase was primarily driven by the increased professional fees and other related filing fees as a result of being public held company. As a result, as a percentage of revenues, third quarter of 2010 G&A expenses increased to 2.3% from 1.0% in the third quarter of 2009.

Accordingly, total operating expenses for the third quarter 2010 increased year-over-year by $0.81 million, or 70.3%, to $1.96 million.

Income tax
Provision for income tax for the three months ended September 30, 2010 was approximately $0.34 million, as compared to $0.26 million for the comparable period in 2009. The increase was primarily due to the higher volume of sales.

Operating Income and Net Income
Operating income for the third quarter 2010 was $2.72 million, compared to third quarter 2009 operating income of $2.23 million.

Net income was $2.35 million in the third quarter 2010, an increase of $0.39 million, or 19.90%, compared to a net income of $1.96 million for the third quarter of 2009. The net income margin was 11.6% for the third quarter 2010 compared to 13.2% for the same period in 2009.

Diluted net earnings per share were $0.17, based on 13,483,029 weighted-average shares outstanding, compared to diluted earnings per share of $0.28, based on 7,097,748 weighted-average shares outstanding, in the third quarter of 2009.

Nine Months 2010 Unaudited Financial Results

Revenue
Total revenue for the nine months ended September 30, 2010 increased year-over-year by $13.02 million, or 32.06%, to $53.63 million. Similar to the results for the quarter, the increase in revenue for the nine month period is mainly attributable to the increase in sales of household lighting products, which resulted from the expansion of our market and sales volume. Additional material revenue growth drivers are the growth of the lighting industry, greater recognition of the Company’s branded products due to its recent NYSE Amex listing and our lighting tradeshow held in Guangzhou, China, as well as the expansion of its manufacturing capacity and sales channels. 63% of the nine month ended September 30, 2010 revenue was from OEM customers, versus 67% in the same period last year; 37% of the nine month 2010 revenue was from the Company’s Hyundai and CINLE branded products, versus 33% in the same period last year.

Cost of Goods Sold and Gross Margin
Cost of goods sold for the first nine months of 2010 increased year-over-year by $9.77 million, or 31.00%, to $41.28 million, primarily due to the increased sales. Gross profit for the nine months ended September 30, 2010 was $12.35 million, compared to $9.10 million for the comparable period in 2009. Gross margin for the first nine months of 2010 was 23.0%, compared to 22.4% in the prior year period.

Operating Expenses
R&D expenses for the nine months ended September 30, 2010 increased year-over-year by $0.68 million, or 107.94%, to $1.31 million, primarily due to the intensified research and development efforts, particularly in LED technology research, which the Company believes will enable it to expand its product line. As a percentage of total revenues, the nine month R&D expenses increased to 2.5% from 1.5% in the first nine months of 2009 for the aforementioned reason.

Selling expenses for the nine months ended September 30, 2010 increased year-over-year by $0.35 million, or 17.86%, to $2.31 million, primarily as a result of an increase in wages, commissions and freighting expenses related to the increase in sales. As a percentage of revenues, nine month 2010 selling expenses decreased to 4.3% from 4.8% in the same period in 2009.

G&A expenses for the nine months ended September 30, 2010 increased year-over-year by $1.75 million, or 216.05%, to $2.56 million. The increase was primarily driven by nonrecurring accounting, legal, consulting and other fees and expenses in the amount of approximately $1.0 million related to the share exchange and private placements that closed in January 2010, and similar fees and expenses in the amount of approximately $0.4 million related to a public offering that was completed in June 2010 as well as professional fees and travel expenses that were incurred as a result of being a publicly reporting company in the United States.. As a result, as a percentage of revenues, nine month 2010 G&A expenses increased to 4.8% from 2.0% in the same period in 2009.

Accordingly, total operating expenses for the nine months ended September 30, 2010 increased year-over-year by $2.79 million, or 82.0%, to $6.18 million.

Income tax
Provision for income tax for the nine months ended September 30, 2010 was approximately $0.96 million, as compared to $0.71 million for the comparable period in 2009. The increase was primarily due to the higher volume of sales.

Operating Income and Net Income
Operating income for the nine months ended September 30, 2010 was $6.17 million, compared to nine month 2009 operating income of $5.70 million.

Net income was $5.16 million in the first nine months of 2010, an increase of $0.19 million, or 3.7%, compared to a net income of $4.97 million for the same period in 2009. The net income margin was 9.6% for the nine months ended September 30, 2010 compared to 12.2% for the same period in 2009.

Diluted net earnings per share for the nine months ended September 30, 2010 were $0.46, based on 11,119,435 weighted-average shares outstanding, compared to diluted earnings per share of $0.70, based on 7,097,748 weighted-average shares outstanding, in the first nine months of 2009.

Balance Sheet
Cash and cash equivalents were $11.05 million as of September 30, 2010, compared to $0.47 million as of December 31, 2009, primarily due to the net proceeds of approximately $3 million and $7.68 million the Company raised from the private placements that closed in January 2010 and the Company’s public offering that closed in June 2010, respectively.

Total accounts receivable as of September 30, 2010 was $20.61 million, compared to $13.42 million as of December 31, 2009; the increase is primarily due to the rapid growth of sales and an increased portion of credit sales.

Inventories as of September 30, 2010 were $5.28 million, compared to $3.92 million as of December 31, 2009; the increase is primarily due to increased sales volume.

Business Outlook

Guidance for Fourth Quarter 2010
Management estimates that revenue for the fourth quarter of 2010 will be in the range of $22 million and $24 million and that net income for the fourth quarter will be in the range of $2.2 million and $2.4 million.

Conference Call and Webcast

China Intelligent senior management will host a conference call at 7:00 am (Pacific) / 10:00 am (Eastern) / 11:00 pm (Beijing/Hong Kong) on Tuesday, November 9, 2010 to discuss the Company’s 2010 third quarter financial results and recent business activity. To access the live teleconference, please dial +1-877-317-6789 (US) or +1-412-317-6789 (International), and reference the passcode China Intelligent Lighting and Electronics. Please dial in approximately 10 minutes before the scheduled time of the call.

A replay of the conference call will be available from 1:00 pm (Eastern) on Tuesday, November 9, 2010, by dialing +1-877-870-5176 (US) or +1-858-384-5517 (International) and entering the passcode 445919.

A listen-only webcast of the conference call will also be available on the investor relations page of China Intelligent’s website at: http://www.hyundai-elc.com.

About China Intelligent Lighting and Electronics, Inc.
China Intelligent Lighting and Electronics, Inc. (NYSE Amex: CIL) is a China-based company that provides a full range of lighting solutions, including the design, manufacture, sales and marketing of high-quality LED and other lighting products for the household, commercial and outdoor lighting industries in China and internationally. The Company currently offers over 1,000 products that include LEDs, long life fluorescent lights, ceiling lights, metal halide lights, super electric transformers, grille spot lights, down lights, and recessed and framed lighting.

Forward-looking Statements
Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Certain of the statements made in the press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements can be identified by the use of forward-looking terminology such as "believe," "expect," "may," "will," "should," "project," "plan," "seek," "intend," or "anticipate" or the negative thereof or comparable terminology. Such statements typically involve risks and uncertainties and may include financial projections or information regarding the progress of new product development. Actual results could differ materially from the expectations reflected in such forward-looking statements as a result of a variety of factors, including our ability to maintain and increase revenues and sales of our products, our ability to develop and market new products, collectability of trade receivables due to us by our customers; our strategic investments and acquisitions, compliances and changes in the laws of the People’s Republic of China (the “PRC”) that affect our operations, and vulnerability of our business to general economic downturn, especially in the PRC, and other risk factors detailed in reports filed with the Securities and Exchange Commission from time to time.

For more information, please contact:
Investor Relations:
China Intelligent Lighting and Electronics, Inc.
Peter Zhu
Tel: +1-646-380-2453

Taylor Rafferty, US
Delia Cannan
Tel: +1-212-889-4350
Email: ChinaIntelligentLighting@taylor-rafferty.com

Taylor Rafferty, Hong Kong
Ruby Yim
Tel: +852-3196-3712
Email: ChinaIntelligentLighting@taylor-rafferty.com

– FINANCIAL TABLES TO FOLLOW –

China Intelligent Lighting and Electronics, Inc. and Subsidiaries
Consolidated Balance Sheets
(In US Dollars)

	September 30, 2010	December 31,2009
	(Unaudited)
Assets
Current Assets
Cash and cash equivalents	$11,046,445	$469,341
Trade receivables, net	20,605,328	13,424,362
VAT refundable	-	168,765
Inventories, net	5,280,440	3,923,533
Prepaid expenses and other receivables	23,626	-
Advances to suppliers	1,425,130	2,369,134
Restricted cash	449,100	352,051
Total current assets	38,830,069	20,707,186
Property and equipment, net	3,373,785	3,450,745
Total Assets	$42,203,854	24,157,931

Liabilities and Stockholders’ Equity
Current Liabilities
Accounts payable - trade	$4,981,584	$3,579,095
Accrued liabilities and other payable	967,546	1,224,359
Customer deposits	100	148,757
Corporate tax payable	327,024	372,275
Short-term loan	1,272,450	938,802
Total current liabilities	7,548,704	6,263,288

Stockholders' Equity
Preferred stock, $0.0001 par value, 10,000,000 shares
authorized, 0 shares outstanding at June 30, 2010
and December 31, 2009	-	-
Common stock, $0.0001 par value, 100,000,000 shares authorized,
13,684,026 and 7,097,748 shares issued and outstanding
at June 30, 2010 and December 31, 2009, respectively	1,368	710
Additional paid-in capital	12,478,953	1,389,163
Accumulated other comprehensive income	1,231,496	716,048
Statutory reserves	2,201,627	2,201,627
Retained earnings (unrestricted)	18,741,706	13,587,095
Total stockholders' equity	34,655,150	17,894.643
Total Liabilities and Stockholders' Equity	$42,203,854	$24,157,931

China Intelligent Lighting and Electronics, Inc. and Subsidiaries
Consolidated Statements of Income
(Unaudited)
(In US Dollars)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2010	2009	2010	2009
Revenue	$20,247,215	$14,835,291	$53,630,151	$40,609,458
Cost of Goods Sold	(15,567,682)	(11,450,416)	(41,282,931)	(31,508,203)
Gross Profit	4,697,533	3,384,875	12,347,220	9,101,255

General and administrative
Selling expenses	938,169	735,707	2,310,118	1,955,747
General and administrative	462,175	152,826	2,557,585	814,218
Research and development	561,896	262,887	1,314,678	626,678
Total operating expenses	1,962,240	1,151,420	6,182,381	3,396,643
Income from operations	2,717,923	2,233,455	6,164,839	5,704,612

Other income (expenses):
Interest income	242	5,947	2,104	5,947
Interest expense	(20,119)	(18,004)	(50,835)	(27,534)
Total other (expenses) income	(19,877)	(12,057)	(48,731)	(21,587)

Income before income taxes	2,697,416	2,221,398	6,116,108	5,683,025
Income taxes	(343,874)	(258,361)	(961,497)	(713,570)
Net income	$2,353,542	$1,963,037	$5,154,611	$4,969,455

Earnings per share - basic	$0.17	$0.28	$0.46	$0.70

Weighted-average shares outstanding, basic	13,483,029	7,097,748	11,119,435	7,097,748

Earnings per share - diluted	$0.17	$0.28	$0.46	$0.70

Weighted-average shares outstanding, diluted	13,483,029	7,097,748	11,119,435	7,097,748

China Intelligent Lighting and Electronics, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(Unaudited)
(In US Dollars)

	For the Nine Months Ended September 30,
	2010	2009

Cash Flows From Operating Activities

Net income	$5,154,611	$4,969,455
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	283,062	266,825
Changes in operating assets and liabilities:
Account receivable-trade	(6,905,306)	(7,640,361)
VAT refundable	172,230	300,667
Advance to suppliers for purchases	992,653	(1,304,349)
Inventories, net	(1,276,340)	(205,667)
Accounts payable and accrued liabilities	1,047,041	2,509,162
Customer deposits	(151,712)	1,491
Prepaid expense	(23,626)	-
Corporate tax payable	(52,895)	714,008
Net cash used in operating activities	(760,282)	(388,769)

Cash Flows From Investing Activities
Purchases of property and equipment	(137,809)	(119,440)
Restricted cash, net	(89,820)	(352,032)
Net cash used in investing activities	(227,629)	(471,472)

Cash Flows From Financing Activities
Proceeds from loans	1,496,999	1,173,000
Repayments of loans	(1,182,629)	(146,240)
Net proceeds of share issuances	11,090,448	-
Net cash provided by financing activities	11,404,818	1,026,760

Effect of exchange rate changes on cash	160,197	(23,688)
Net increase in cash and cash equivalents	10,577,104	142,831
Cash and cash equivalents, beginning of period	469,341	264,189
Cash and cash equivalents, end of period	$11,046,445	$407,020

Supplemental disclosure information:
Income taxes paid	$1,013,596	$-
Interest paid	$50,835	$27,534